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Leo Borchardt

Davis Polk & Wardwell London LLP	020 7418 1334 tel
5 Aldermanbury Square	020 7710 4934 fax
London EC2V 7HR	leo.borchardt@davispolk.com

CONFIDENTIAL

October 25, 2019

Re:                             Centogene B.V.

Registration Statement on Form F-1

Filed October 11, 2019

File No. 333-234177

Mr. Jonathan Burr
Ms. Pamela Howell
Ms. Brigitte Lippmann
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Burr, Ms. Howell and Ms. Lippmann:

On behalf of our client, Centogene B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated October 24, 2019 (the “Comment Letter”).  In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and intends to file a revised Registration Statement (the “Amendment No. 1”) on Monday, October 28, 2019. We will also send, under separate cover, a copy of Amendment No. 1 (including exhibits) and three marked copies of Amendment No. 1 showing the changes to the Registration Statement publicly filed on October 11, 2019.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter.  The responses and information below are based on information provided to us by the Company.  For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s proposed response to the comments as well as a summary of the responsive actions taken.  We have included page numbers to refer to the location in the Registration Statement filed on October 11, 2019, where we expect the revised language addressing the comment to appear in Amendment No. 1.  Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

Davis Polk & Wardwell London LLP is a limited liability partnership formed under the laws of the State of New York, USA, and is authorised and regulated by the Solicitors Regulation Authority with registration number 566321.
Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Registration Statement on Form F-1

General Questions

1.              We note your disclosure that certain existing stockholders have indicated an interest to purchase up to a specific amount of common stock in the offering. We also note your disclosure that such stockholders may purchase more than the amount for which they indicated an interest in buying. So that investors will be able to understand the minimum amount of your shares that will enter the public market through sales to the public, as opposed to the existing stockholders, please disclose whether there is a ceiling on the amount that may be purchased by existing stockholders and quantify any ceiling. If not, please disclose the potential material impact on the public investors. Additionally, please tell us whether the limited number of public investors would impact the company’s listing eligibility.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will delete the description on the cover page of the prospectus and the pages 9, 77 and 204 of the Registration Statement, that certain of its existing institutional or other investors or their affiliates who have indicated an interest in purchasing common shares in the offering can buy “more” than the amount for which they have indicated an interest and that the underwriters may determine to sell “more” common shares in the offering to such existing institutional or other investors or their affiliates.

The Company further confirms, following consultation with the prospective underwriters participating in the offering, that the limited number of public investors would not impact the company’s listing eligibility on the Nasdaq Global Market.

2.              We note your disclosure that any of the stockholders that have indicated an interest in buying shares in the offering may determine to purchase more, less or no shares in this offering. If material, please add a risk factor describing the risks related to the offering.

Response: The Company respectfully acknowledges the Staff’s comment and will revise the risk factor on page 61 of the Registration Statement, titled “Insiders will continue to have substantial control over us after this offering and could limit your ability to influence the outcome of key transactions, including a change of control” to describe how this risk relates to the offering. For the Staff’s reference, the Company has copied below the new language as it will appear in Amendment No. 1.

“In addition, certain of our existing institutional or other investors or their affiliates have committed to, or indicated an interest in, purchasing common shares in this offering in an aggregate amount of up to $30 million. If these existing institutional or other investors or their affiliates are allocated all or a portion of the common shares in which they have committed to, or indicated an interest in, such purchases would reduce the available public float for our common shares because such shareholders would be restricted from selling the common shares by a lock-up agreement entered into by us with the underwriters and/or by restrictions under applicable securities laws. See “Underwriting—No Sales of Similar Securities” for additional information. As a result, any purchase of common shares by such existing institutional or other investors or their affiliates in this offering may reduce the liquidity of our common shares relative to what it would have been had these common shares been purchased by investors that were not previously associated with us. See “Principal Shareholders.””

3.              Please identify the existing stockholders and the number of shares that these stockholders have indicated an interest in purchasing in the offering.

Response: The Company respectfully acknowledges the Staff’s comment and will update the disclosure on page 163 of the Registration Statement, to identify the existing institutional or other investors or their affiliates who have indicated an interest in purchasing in the offering. For the Staff’s reference, the Company has copied below the new language as it will appear in Amendment No. 1.

“Certain of our existing institutional or other investors or their affiliates have committed to, or indicated an interest in, purchasing common shares in this offering in an aggregate of up to $30 million. The following existing institutional or other investors or their affiliates have committed to, or indicated an interest in, purchasing up to the respective amount in and number of shares of our common stock assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus: DPE has indicated an interest in purchasing up to $15 million or 1,000,000 common shares; TVM Life Science Innovation II SCSp. (an affiliate of TVM Life Science Innovation I, L.P.) has indicated an interest in purchasing up to $12 million or 800,000 of common shares; Careventures Fund II ScSP has indicated an interest in purchasing up to $2 million or 133,333 common shares; and Arndt Rolfs has indicated an interest in purchasing up to $1 million or 66,667 common shares. Because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell less or no common shares in this offering to any of these investors, or any of these investors may determine to purchase less or no common shares in this offering, including as a result of the pricing terms. The foregoing discussion and table below does not reflect any potential purchases by these investors to the extent any such investor is an existing investor or affiliate thereof.”

Please do not hesitate to contact me at +44 20 7418 1334 (telephone), +44 20 7710 4934 (fax) or leo.borchardt@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Leo Borchardt
Leo Borchardt

cc:	Via E-mail
Prof. Arndt Rolfs, Chief Executive Officer
Centogene B.V.
Richard Stoffelen, Chief Financial Officer
Centogene B.V.